ANNUAL REPORT

DECEMBER 31, 2005

April 18, 2006

Dear Fellow Shareholder,

The year 2005 has been the most important in the four-year history of our company. The hard work and dedication of the people at Esperanza and the judgment of our geological team have paid off with the discovery of the exciting new San Luis project in Peru and continued success at our Cerro Jumil project (formerly known as La Esperanza) in Mexico. These successes have brought us greater recognition by the investment community, resulting in a record share price. We now have an even stronger foundation upon which to build the company.

Highlights of a Successful Year

•

Discovery of the San Luis high-grade vein system in July

•

Expansion of gold mineralization and the discovery of a significant zone at Cerro Jumil

•

New financings in 2005 and 2006 totaling Cdn$ 5.2 million to finance exploration activities

•

An all-time high in our share price at Cdn$ 2.19 on March 31, 2006

Bonanza Grades at San Luis

Our high-grade gold-silver find on the San Luis property in Peru is a grass-roots discovery within our 50-50 joint venture with Silver Standard Resources.  Although we are still early in the exploration cycle, the indications are that this is a robust precious metal system with many of the physical characteristics classically associated with high-grade gold and silver veins.

At present we have identified five distinct veins. The results from channel sampling on the Ayelén Vein, where we have so far concentrated our effort, have been dramatic. Consistent gold and silver mineralization has been found over 350 meters with such high values that we can call them bonanza grades. Typically these types of epithermal deposits consist of a series of ore shoots, or high-grade zones, strung out along the length of the vein. To date we have sampled less than 10 percent of the five-kilometer strike of the known veins and there are strong geological indications that there is much more mineralization to be found.

Under the terms of the joint venture, Silver Standard has the right to increase its ownership to 80 percent by funding the property through to production. In other words, we have virtually no financing requirements during the exploration and development phase of the project.

Steady Progress in Expanding Cerro Jumil Mineralization

Further north, in Mexico, we have continued expanding the potential of our 100 percent owned Cerro Jumil project. Although we originally drilled the area for silver, we found gold instead. Further exploration defined a broad area of gold mineralization on the surface and we began a second round of drilling last November. This resulted in identifying the Southeast Zone, an extensive and continuous bulk-tonnage gold zone. Upcoming work will focus on exploring extensions to this zone, together with infill drilling to quantify the resource.

Projected Expenditures Now Funded

Esperanza completed Cdn$5.2 million of financing in two private placements during 2005 and early 2006. We now have sufficient funds to meet our projected spending requirements through next year. There are no plans for additional fundraising, though we will consider new financings based on future finds and market conditions.

In 2006 our priorities are to begin drilling at San Luis while continuing an extensive channel-sampling program on the five-kilometer vein structure; advancing Cerro Jumil towards a resource estimate; and developing new prospects through grassroots exploration.

Building on Our Strength

Esperanza was founded on the ability of its geological team to find ore bodies and we have strengthened that reputation through the discovery of San Luis and Cerro Jumil.  Now we are moving on to find the next projects through our ongoing grassroots prospecting programs in Peru and Mexico.

At the end of this great year I want to thank the people working with me at Esperanza, our success rests on their shoulders. And thanks to you, our shareholders, for your continued support. Last year I wrote, “We are confident that our accomplishments will be rewarded in the marketplace.” We have begun to enjoy those rewards and we’re confident that greater success lies ahead.

Yours sincerely,

Signed:  “William Pincus”

William Pincus

President and CEO

ESPERANZA SILVER CORPORATION

(An Exploration Stage Company)

Management Discussion and Analysis

For the Year Ended December 31, 2005

This discussion and analysis of financial position and results of operations is prepared as at April 6, 2006 and should be read in conjunction with the consolidated financial statements for the years ended December 31, 2005 and 2004 of Esperanza Silver Corporation (the “Company” or “Esperanza”) with the related notes thereto.  Those consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  All dollar amounts included therein and in the following management discussion and analysis (“MD&A”) are in Canadian dollars except where noted.  This discussion contains forward-looking statements that involve risks and uncertainties.  Such information, although considered to be reasonable by the Company’s management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made.

Description of Business

The Company is an exploration company dedicated to the identification, acquisition and exploration of silver and gold projects.  The Company’s strategy is to advance its projects through prospecting and drilling stages and to seek new partners through joint-ventures or other associations to fund continued project development.  By following this strategy, Esperanza plans on holding a large portfolio of silver and gold prospects, which will allow it to maximize exploration activities while minimizing its funding requirements and risk.

Cerro Jumil (formerly La Esperanza Project), Mexico

The Company conducted a program of outcrop sampling in areas under concession preparatory to a drill program. On July 22, 2005 the Company reached a long-term exploration agreement with the local community of Tetlama which owns the surface land. This agreement allows Esperanza full access to the property for all exploration purposes. On November 14, 2005 the Company announced that it had received all necessary drill permits and commenced a drill program shortly thereafter.

During the year ended December 31, 2005, the Company incurred exploration and acquisition expenditures of $747,930 on the Cerro Jumil project, with most of the cost related to drilling, assaying and geological consultants.  Results of the drilling can be found on SEDAR at www.sedar.com or the Company’s website at www.esperanzasilver.com.  The Company met its expenditure commitment of US$225,000 on the property and in May 2005, made the third option payment to Recursos Cruz del Sur S.A. de C.V., the underlying title holder, which consisted of a payment of US$25,000 and the issuance of 40,000 common shares.

San Luis Project, Peru

During August of 2005, the Company announced the acquisition of the San Luis project via claim-staking. The project is located in the central highlands of Peru. High-grade silver and gold has been found in a newly discovered vein system. The project is considered grass-roots and significant exploration is required prior to any resource definition. The project is subject to a prospecting agreement with Silver Standard Resources Inc. (“Silver Standard”).  Silver Standard has informed the Company that, under the terms of the prospecting agreement, it has elected to form a separate 50%-50% joint-venture for the San Luis project.  Subsequently, Silver Standard elected to increase its ownership to 55% by funding the first US$500,000 of exploration expenditures subsequent to the acquisition of the property.  It may increase its ownership to 80% in phases by funding feasibility and development activities.

The Company completed the construction of camp facilities and other necessary infrastructure to conduct its field programs. Subsequent to the year-end the Company has reached agreement with all local communities and received the necessary permits to conduct its field exploration and initial drill programs.

Generative Exploration

The Company has conducted numerous mineral property investigations in its continuing search for new projects.

On March 29, 2005, the Company entered into a joint exploration agreement with Silver Standard Resources Inc., a company related by virtue of its having one director in common with Esperanza.  Under the terms of the agreement, Silver Standard will contribute US$300,000 ($130,828 contributed to December 31, 2005) and Esperanza will contribute US$200,000 ($87,219 contributed to December 31, 2005) during the first two years of the program.  These funds will be used for the identification and acquisition of new prospects.  On September 7, 2005, Silver Standard and the Company elected, under the terms of the prospecting agreement, to form a separate 50%-50% joint venture for the San Luis project which had been acquired as a result of the exploration program.  Subsequently, Silver Standard additionally elected to increase its ownership to 55% by funding the first US$500,000 of exploration expenditures subsequent to the acquisition of the property.

New prospecting outside of the San Luis JV area continues under the terms of the original March 29, 2005 agreement.

Estrella Project, Peru

On May 5, 2004, the Company acquired the Estrella project located in Peru, consisting of 400 hectares covering known outcrops of silver and copper bearing sandstones.  In May 2005, the Company decided to abandon the Estrella property because exploration results did not meet the Company’s criteria to warrant further investment.

Flor de Loto Project, Peru

On December 15, 2003 the Company acquired the Flor de Loto project in Peru consisting of 1,000 hectares covering high-grade silver veins which surround a 250 meter by 60 meter area of silver-bearing hydrothermal breccia.  The Company subsequently acquired an additional 2800 hectares of mineral concession by “staking”. The Company paid US$5,000 on signing the option agreement and will have to make additional payments as described in note 5 of the consolidated year-end financial statements. During the year ended December 31, 2005, Esperanza incurred an additional $78,125 of exploration expenditures on this property to conduct field work which included mapping and geochemical sampling and to pay annual property taxes.

The Company is currently seeking a joint-venture partner to advance the property.

Atocha Project, Bolivia

During the year ended December 31, 2005, the Company incurred some property taxes and other holding costs on Atocha.  At year-end the Company decided to write-down the property by $6,625,190 to a nominal value of $25,000.  The decision to write-down the property was based on the fact that Esperanza had only incurred care and maintenance costs in 2005 and was not prepared to engage in a significant development of the property in 2006.  As disclosed in note 3 of the consolidated year-end financial statements, over $6 million of the original amount capitalized to acquisition costs, was in the form of shares and warrants.  All of the 4 million warrants issued on acquisition, expired unexercised on December 23, 2005.  The Company intends to hold the property for at least the next year and expects that the property has at least a nominal value in terms of a potential option agreement with a third party.  In March of 2006, the Company was approached by a local cooperative composed of local small-scale mine contractors with a proposal to lease a portion of the Atocha mineral concessions.

Results of Operations

The Company recorded a loss of $7,630,894 for the year ended December 31, 2005 (2004 – $910,082).  The significant increase in the loss over the prior year was due to the write-down of $6,625,190 of the Atocha property in the fourth quarter.  During the year Esperanza also wrote off $31,604 (2004 - $Nil) with respect to the Estrella property.  Operating expenses were higher in 2005 over the prior year by approximately $64,000.  The Company incurred higher costs for property examinations and stock based compensation compared to the prior year which were partially offset by lower legal costs.  Property examination costs were higher in 2005 because the Company was aggressively searching for new prospects, while in the prior year expenditures were directed more towards developing properties that the Company already held.  Legal fees were lower in 2005 because some extra costs were incurred in early 2004 to complete final details of property acquisitions.

Liquidity and Capital Resources

The Company started 2005 with working capital of $1,409,858 and working capital as at December 31, 2005 was $3,544,232.  The increase in working capital of $2,134,374 was due mainly to the proceeds from a private placement and the exercise of warrants which in total amounted to approximately $3.7 million.  The proceeds from share issuances were partially offset by the loss for the period adjusted for items not affecting cash, of $708,716 and investments in mineral properties of approximately $837,000.  Of the $837,000 expended on mineral properties, the Company incurred most of the costs conducting a drilling program on the Cerro Jumil property (formerly La Esperanza).   The Company made a term investment of $1,500,000 in October of 2005 at an interest rate of 2.6 per cent per annum.  The investment is convertible into cash at any time after thirty days without interest penalty.  The Company also invested $21,914 in equipment.

Subsequent to year-end, the Company closed a private placement for 1.5 million units at a price of $1.20 per unit which generated gross proceeds of $1,800,000.  Each unit consisted of one common share and one-half of a non-transferable share purchase warrant.  The Company also received $111,400 on the exercise of 250,000 stock options and $575,504 on the exercise of 801,566 share purchase warrants.  The Company currently has sufficient working capital to carry out its 2006 exploration programs and to cover general and administrative costs.  However, should the Company make a significant property acquisition or decide to accelerate development on one of more of its properties; the Company may require additional working capital.

The Company is required to make the following option payments in 2006 in order to maintain its properties in good standing:

Cerro Jumil

US$25,000

plus 40,000 common shares

Flor de Loto

US$25,000

Quarterly Information

	2005	2005	2005	2005
Quarter Ended	Dec. 31	Sept. 30	Jun. 30	Mar. 31
Operating Expenditures	$ 204,506	$ 192,714	$ 426,664	$ 155,398
Loss for the period	6,828,020	192,714	459,558	150,602
Loss per Share (Basic and Diluted)	0.24	0.01	0.02	0.01

	2004	2004	2004	2004
Quarter Ended	Dec. 31	Sept. 30	Jun. 30	Mar. 31
Operating Expenditures	$ 263,918	$ 354,957	$ 171,037	$ 143,045
Loss for the period	260,727	348,737	166,795	133,823
Loss per Share (Basic and Diluted)	0.01	0.02	0.01	0.01

2004

In the first quarter of 2004, operating costs declined from the prior quarter because no stock based compensation costs were recognized and because there was a lower level of property examination costs due to the shift in focus from regional exploration to property development costs which are capitalized.  Operating costs increased marginally in the second quarter of 2004 due to higher administrative costs related to annual filings and shareholder communications.  In the third quarter, costs increased by $183,920.  This was due to the recognition of approximately $203,000 of stock based compensation costs.  Operating expenditures declined in the fourth quarter of 2004 because stock-based compensation was lower by approximately $194,000 compared to the prior quarter.  However this was partially offset by increased expenditures on property examinations, higher investor relations costs, higher transfer agent and filing fees and higher foreign exchange losses.

2005

In the first quarter of 2005, operating costs declined significantly from the fourth quarter of 2004 as the Company reduced its expenditures on regional property examination costs from approximately $76,000 to about $31,000, incurred lower costs for investor relations and had an exchange gain compared to an exchange loss in the previous quarter.  In the second quarter of 2005, Esperanza’s operating expenditures increased by $271,266 over the first quarter.  The main increases in costs were due to stock-based compensation and investor relations.  During the third quarter, operating expenditures decreased from the prior quarter as a result of significantly lower stock-based compensation expense.  In addition, the prior quarter’s loss included a write-down of mineral property costs while no write-down occurred during the third quarter.  The fourth quarter operating expenses were approximately $12,000 higher than those in the third quarter.  Property examination costs were higher by $22,000 due to ongoing regional exploration in Mexico and Peru.  Transfer agent and regulatory fees were higher by $24,000 than the prior quarter because of filing fees related to the private placement completed in November.  Accounting and legal expenses were $9,000 higher than for the third quarter because they included an accrual for the year-end audit. These increases were substantially offset by higher interest income and by a reduction in the accrual for stock based compensation for options which were not fully vested.  The significant increase in the loss for the quarter was due to the write-down of the Atocha property which amounted to $6,625,190.

Selected Annual Financial Information
	December 31 2005	December 31 2004	December 31 2003
Total Revenue	$ 5,182	$ 22,875	$ -
Operating Expenses	1,002,230	937,641	842,365
Net Loss	7,630,894	910,082	836,842
Loss per Share – Basic and Diluted	0.27	0.04	0.05
Capitalized Mineral Property Costs	837,276	777,132	6,208,594
Total Assets	4,926,160	8,486,515	7,372,877

Cash Flows From (Used In):

Operating	$ (812,793)	$ (695,437)	$ (648,014)
Investing	(2,408,082)	(780,939)	(286,914)
Financing	3,702,281	1,819,260	1,602,383
Net Increase (Decrease)	$ 481,406	$ 342,904	$ 667,455

In 2003, the Company became listed on the TSX Venture Exchange and did equity financings which amounted to $1.46 million.  During that year, the Company acquired mineral properties in Bolivia, Mexico and Peru with the most significant transaction being the acquisition of the Atocha property in Bolivia for cash, common shares and share purchase warrants.  The total value attributed to the Atocha acquisition was $6,125,672.

In 2004, the Company had a higher level of activity as a result of incurring property development expenditures of over $516,000 on the Atocha property and a further $230,000 of expenditures were incurred on the Cerro Jumil project (formerly la Esperanza).  The Company was able to develop its mineral properties and incur expenditures for generative exploration while improving its working capital position over 2003 by raising over $1.8 million in new equity financing.

In 2005, Esperanza decided to write-down the Atocha property to a nominal amount (see comments under Atocha Project).  This combined with the write-off of the Estrella property was the main reason for the significant increase in the net loss incurred in 2005 as compared to 2004.  The Company entered into two agreements with Silver Standard in 2005.  The first was a prospecting agreement which covered grassroots exploration in Peru and resulted in a 50%-50% sharing of costs except for the first US$500,000 which was to be funded 40% by Esperanza and 60% by Silver Standard.  As a result of this agreement, the Company acquired the San Luis property by staking.  Esperanza and Silver Standard then elected to form a separate 50%-50% joint venture for the San Luis project.  Accordingly, during 2005 the Company focused its exploration and development activity on generative exploration in Peru and on its newly discovered San Luis property, as well as conducting a drilling program on the Cerro Jumil property in Mexico.  During 2005, the Company also completed a private placement which generated net proceeds of over $3.2 million. Another $0.5 million in proceeds was generated by the exercise of warrants and options.  As a result, Esperanza’s working capital position improved by over $2 million from the end of 2004.

Transactions with Related Parties

The Company entered into a Services Agreement dated March 1, 2000 with Quest Management Corp. (“Quest”), a company related by virtue of a director in common.  Under this agreement, the Company paid a fee of $3,500 per month plus expenses for office space, supplies, and accounting services.  During the year ended December 31, 2005, a total of $Nil (2004 - $10,500) was charged by Quest.

Effective April 1, 2004, the Company revised its services agreement with Quest Management Corp.  Quest will provide office space on a monthly rental but Esperanza will pay directly for its supplies and will pay consultants directly for accounting and other administrative services. During the year ended December 31, 2005, a total of $12,000 (2004 - $9,000) was charged by Quest for rent and at December 31, 2005, the Company owed Quest $1,070 (2004 - $1,070)

The Company also has a consulting agreement with its President for US$7,625 per month plus health insurance benefits.  During the year ended December 31, 2005, the President was paid $132,569 (2004 - $144,185) in consulting fees and health insurance benefits.  As at December 31, 2005, $10,473 (2004 - $10,679) was payable to the President of the Company for the above services and $10,675 (2004 - $10,675) had been advanced to the President for travel expenses.

These transactions were in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by related parties.

Risks and Uncertainties

The business of mineral deposit exploration and extraction involves a high degree of risk.  Few properties that are explored ultimately become producing mines.  At present, none of the Company’s properties has a known commercial ore deposit.  The main operating risks include: securing adequate funding to maintain and advance exploration properties; ensuring ownership of and access to mineral properties by confirmation that claims and leases are in good standing and obtaining permits for drilling and other exploration activities.  The market prices for silver, gold and other metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered.

Esperanza is currently earning an interest in certain of its key properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met.  These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility studies.  If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-down the previously capitalized costs related to that property.

The Company is operating in countries that currently have varied political environments. Changing political situations may affect the manner in which the Company operates.  The Company’s equity financings are sourced in Canadian dollars but for the most part it incurs its expenditures in local currencies or in US dollars.  At this time there are no currency hedges in place.  The Company does not have any employees.  All work is carried out through independent consultants and the Company requires that all consultants carry their own insurance to cover any potential liabilities as a result of their work on a project.

Outstanding Share Data

As at April 6, 2006 there were 36,075,876 common shares issued and outstanding.  There were also 2,360,000 stock options outstanding to directors and consultants with exercise prices ranging between $0.25 and $0.75 per share.  Of the options outstanding, 2,320,000 have vested.  There are also 5,109,480 warrants outstanding which expire between December 1, 2006 and August 31, 2007 with exercise prices ranging between $0.55 and $1.50 per share.  Refer to Notes 5 and 6 of the December 31, 2005 annual consolidated financial statements for more details on these outstanding securities.

Internal Disclosure Controls and Procedures

We have evaluated the effectiveness of our disclosure controls and procedures and have concluded, based on our evaluation, that they are sufficiently effective as of December 31, 2005 to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries is made known to management and disclosed in accordance with applicable securities regulations.

Consolidated Financial Statements

ESPERANZA SILVER CORPORATION

For the Years Ended December 31, 2005 and 2004

D E  V I S S E R  G R A Y

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street

Vancouver, BC Canada

V6C 1L6

Tel: (604) 687-5447

Fax: (604) 687-6737

AUDITORS’ REPORT

To the Shareholders of Esperanza Silver Corporation

We have audited the consolidated balance sheets of Esperanza Silver Corporation as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit, and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

April 19, 2006

ESPERANZA SILVER CORPORATION

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

As at December 31

 2005

2004

ASSETS

Current assets:

Cash and cash equivalents

$

1,981,014

$

1,450,716

Short-term investments

1,500,000

-

Receivables

63,022

25,562

Due from joint venture partner (Note 5(e) and (f))

140,366

-

Prepaid expenses

37,114

15,675

3,721,516

1,491,953

Equipment (Note 4)

28,436

8,836

Mineral properties (Notes 3 and 5)

1,176,208

6,985,726

$

4,926,160

$

8,486,515

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:

      Accounts payable and accrued liabilities

$        177,284

$       82,095             .

Shareholders’ Equity:

Share capital (Note 6)

11,707,396

8,105,024

Contributed surplus (Note 6)

2,802,979

2,430,001

Deficit

(9,761,499)

(2,130,605)

4,748,876

8,404,420

$

4,926,160

$

8,486,515

Nature of operations (Note 1)

Subsequent events (Note 10)

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board

“William Pincus”

Director

“Joseph J. Ovsenek”

Director

ESPERANZA SILVER CORPORATION

Consolidated Statements of Operations and Deficit

(Expressed in Canadian Dollars)

Years ended December 31, 2005 and 2004

	2005	2004

Royalty revenue	$ 5,182	$ 22,875

Operating expenses:
Accounting and legal	33,785	107,450
Administrative services (Note 7)	64,800	62,619
Amortization	2,314	1,221
Bank charges and interest expense	5,980	5,134
Consulting fees (Note 7)	128,278	144,513
Foreign exchange	5,225	69,537
Investor relations and shareholder communications	129,590	129,455
Office and sundry	36,024	23,165
Property examination costs	217,696	75,764
Rent	29,801	24,049
Stock-based compensation (Note 6(e))	263,070	211,905
Transfer agent and regulatory fees	56,917	55,311
Travel	28,750	27,518

	1,002,230	937,641

Loss before other items	(997,048)	(914,766)

Other items
Interest income	22,948	4,684
Write-off of mineral property (Note 5)	(31,604)	-
Write-down of mineral property (Note 5)	(6,625,190)	-

Loss for the year	(7,630,894)	(910,082)

Deficit, beginning of year	(2,130,605)	(1,220,523)

Deficit, end of year	$ (9,761,499)	$ (2,130,605)

Basic and diluted loss per share	$ (0.27)	$ (0.04)

Weighted average number of shares outstanding	27,990,163	22,885,917

See accompanying notes to the consolidated financial statements.

ESPERANZA SILVER CORPORATION

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

Years ended December 31, 2005 and 2004

	2005	2004

Cash provided by (used in):

Operations:
Loss for the year	$ (7,630,894)	$ (910,082)
Items not affecting cash:
Amortization	2,314	1,221
Stock-based compensation	263,070	211,905
Write-off of mineral property costs	31,604	-
Write-down of mineral property costs	6,625,190	-
Changes in non-cash working capital items:
Receivables	(37,460)	10,076
Due from joint venture partner	(140,366)	-
Prepaid expenses	(21,439)	5,158
Accounts payable and accrued liabilities	95,188	(13,715)
	(812,793)	(695,437)

Investments:
Mineral property costs	(837,276)	(770,882)
Short-term investments	(1,500,000)	-
Purchase of equipment	(21,914)	(10,057)
	(2,359,190)	(780,939)

Financings:
Shares issued for cash	3,851,810	1,821,200
Share issue costs	(149,529)	(1,920)
	3,702,281	1,819,280

Increase in cash and cash equivalents	530,298	342,904

Cash and cash equivalents, beginning of year	1,450,716	1,107,812

Cash and cash equivalents, end of year	$ 1,981,014	$ 1,450,716

Supplementary information:

Shares issued as cost of share issuance	$ -	$ 68,580
Shares issued for mineral properties	10,000	6,250
Warrants issued for finders’ fees on private placement	109,908	13,936
		)

See accompanying notes to the consolidated financial statements.

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2005 and 2004

1.

Nature of operations

Esperanza Silver Corporation (the “Company”) was formed effective December 1, 1990 by way of amalgamation pursuant to the Company Act (British Columbia).  The Company’s principal business activities include the acquisition, exploration and development of resource properties.

The Company is in the process of exploring its mineral properties and has not yet determined whether they contain resources that are economically recoverable.  The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their exploration and development, confirmation of the Company’s interest in the underlying claims and leases, and from future profitable production or proceeds from the disposition of the mineral properties.

2.

Significant accounting policies

(a)

Basis of presentation and consolidation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  They include the accounts of the Company and its wholly-owned subsidiaries.  All significant intercompany transactions and balances have been eliminated.

(b)

Cash and cash equivalents

Cash and cash equivalents are comprised of cash and highly liquid investments having original terms to maturity of 90 days or less when acquired.

(c)

Equipment

Equipment is recorded at cost less accumulated amortization.  Amortization is provided on a straight-line basis over three to five years, which represents the estimated useful lives of the assets.

(d)

Mineral properties

Exploration and development expenditures incurred prior to the purchase or prior to an option-to-purchase has occurred, are charged to operations.  Expenditures incurred subsequent to such an event are capitalized and will be amortized on the unit-of-production method when, and if, estimated proven reserves can be determined by independent consulting engineers.  When there is little prospect of further work on a property being carried out by the Company, the deferred costs associated with that property are charged to operations during the year such determination is made. The amounts shown for mineral properties represent acquisition costs and exploration costs incurred to date after the property was acquired or optioned, less recoveries and write-offs, and are not intended to reflect present or future values.

(e)

Asset retirement obligations

The Company recognizes a liability for an asset retirement obligation when it is determinable and calculates the liability based upon undiscounted future payments to be made.  A corresponding amount is added to the carrying amount of the related long-lived asset, and this amount is subsequently allocated to expense over its expected life.  Adjustments will also be made in subsequent periods to changes in asset retirement obligations due to changes in estimates.  As at December 31, 2005, the Company does not have any asset retirement obligations.

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2005 and 2004

2.

Significant accounting policies (continued)

(f)

Retirement of long-lived assets

Long-lived assets are assessed for impairment when events and circumstances warrant, when the carrying amounts of the assets exceeds its estimated undiscounted net cash flow from use or its fair value, at which time the impairment is charged to earnings.

(g)

Stock-based compensation

The Company has a stock option plan which is described in note 5(c).

Effective January 1, 2003, the Company adopted CICA 3870, Stock-based Compensation and Other Stock-based Payments, and has chosen to account for all grants of options to employees, non-employees and directors after January 1, 2003 in accordance with the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada.  Stock-based compensation expense is calculated using the Black-Scholes option pricing model (“Black-Scholes”) (see Note 6 (e)).

(h)

Income taxes

The Company uses the asset and liability method of accounting for income taxes.  Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and losses carried forward.  Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse.  The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted.  The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

(i)

Loss per share

Basic loss per share has been calculated using the weighted average number of common shares issued and outstanding during the year, after giving retroactive effect to the share consolidation that took place in 2002.  Diluted earnings per share is calculated using the treasury stock method.  However, in the Company’s case, diluted loss per share is the same as basic loss per share, as the effect of outstanding options and warrants on loss per share would be anti-dilutive.

(j)

Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates include the determination of impairment of mineral properties and the variables used in the calculation of stock-based acquisition costs and compensation expense.  Actual results could differ from these estimates.

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2005 and 2004

3.

Business combination

Effective December 23, 2003, the Company acquired from General Minerals Corporation all of the outstanding common shares of its wholly-owned subsidiary, Compania Minera General Minerals (Bolivia) S.A. (“GM Bolivia”), a corporation incorporated under the laws of Bolivia, in consideration for the issuance of 4,000,000 common shares, priced at $1.00 per share, and 4,000,000 common share purchase warrants.  Each warrant entitled the holder to acquire one common share for $1.05 until December 23, 2005, and all such warrants expired unexercised.  The aggregate $2,046,575 in consideration represented by the warrants issued has been measured on a fair value basis utilizing the Black-Scholes option pricing model, with the following assumptions:

Expected dividend yield	0%
Expected stock price volatility	97%
Risk-free interest rate	3.0%
Expected life of warrants	2 years
Weighted average fair value of warrants	$0.50

The Company also paid US$153,000 in cash consideration in connection with the acquisition.

This transaction was accounted for using the purchase method, with the Company being identified as the acquirer and the cost of the acquisition allocated to the identifiable assets of GM Bolivia based on the aggregate fair value of the consideration paid, as follows:

Net assets acquired:

Cash and cash equivalents

$

138,767

Net non-cash working capital

(7,622)

Atocha mineral property, at carrying amount in the accounts

of GM Bolivia

*2,669,123

Excess fair value allocation

3,456,549

6,125,672

$

6,256,817

Consideration given for net assets acquired:

Common shares issued

$

4,000,000

Common share warrants issued

2,046,575

Cash consideration (US$153,000)

202,570

Transaction costs incurred on acquisition

7,672

$ 6,256,817

* based on a translation of the carrying amount of the Atocha Property in the accounts of  GM Bolivia,    denominated in the Bolivian currency translated into American dollars then into Canadian dollars, on the date of the business combination.

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2005 and 2004

4.

Equipment

	2005			2004

	Cost	Accumulated Amortization	Net Book Value	Net Book Value

Equipment and vehicle	$ 33,397	$ 4,961	$ 28,436	$ 8,836

5.

Mineral Properties

The continuity of expenditures on mineral properties is as follows:

	Mexico	Bolivia	Peru	Total
Balance, December 31, 2004	$ 306,355	$ 6,642,356	$ 37,015	$ 6,985,726

Acquisition Costs and option payments	41,188	-	62,102	103,290

Exploration and Development:
Assays	34,760	-	7,451	42,211
Drilling	336,196	(32,595)	-	303,601
Field costs	22,736	1,462	16,873	41,071
Geological studies	182,879	3,161	68,903	254,943
Mapping and surveying	21,761	9,113	17,967	48,841
Office and administrative	1,872	1,472	-	3,344
Property tax	13,812	23,045	18,395	55,252
Road and access costs	16,936	-	-	16,936
Travel and related costs	63,458	2,176	11,955	77,589
Vehicle costs	12,332	-	11,255	23,587
	1,054,285	6,650,190	251,916	7,956,391
Less: Write-off of mineral property	-	-	(31,604)	(31,604)
Less: Write-down of mineral property	-	(6,625,190)	-	(6,625,190)
Less: Recovery from joint venture partner	-	-	(123,389)	(123,389)

Balance, December 31, 2005	$1,054,285	$ 25,000	$ 96,923	$ 1,176,208

(a)

Cerro Jumil (formerly La Esperanza)

The Company entered into an option agreement with Recursos Cruz del Sur, S.A. de C.V. (“Recursos”) dated May 7, 2003 whereby it obtained the option to acquire a 100% interest, subject to a 3% net smelter royalty, in the Esperanza silver/gold project in Moulas State, Mexico.  The exercise price of the option is US$2,000,000 plus value-added tax payable in Mexico, and the issuance of 170,000 common shares of the Company. The schedule for payments and the issuance of shares is as follows:

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2005 and 2004

5.

Mineral Properties (continued)

(a)

Cerro Jumil (formerly la Esperanza)

Date due	Cash payment	Shares to be issued	Status
On signing of agreement	US $15,000	25,000	Paid/issued
On May 7, 2004	US $15,000	25,000	Paid/issued
On May 7, 2005	US $25,000	40,000	Paid/issued
On May 7, 2006	US $25,000	40,000	-
On May 7, 2007	US $25,000	40,000	-
On May 7, 2008	US $1,895,000	‘’’’’’’’’’-	-
Total	US $2,000,000	170,000

The Company is also required to spend an aggregate of US$225,000 (US$225,000 incurred to date) on exploration within the first two years of the agreement.  This commitment was completed in May, 2005.

(b)

Atocha Property

On December 23, 2003, the Company acquired a 100% indirect interest in the Atocha Project concessions, comprising approximately 7,250 hectares located in West Central Bolivia, pursuant to the business combination described in Note 3.  The Company made payments of US$74,000 in 2004 to complete the acquisition of the 850-hectare Los Mangales concession, which forms part of the Atocha Project, title to which has now been transferred directly to the Company’s Bolivian subsidiary.  The vendor also received a 1.5% Net Smelter Returns (“NSR”) royalty on the minerals produced from this property.  The Company, at its option, can purchase the royalty for US$202,000.

On March 24, 2004, the Company acquired an additional 4,925 hectares adjacent to its Atocha property in Bolivia.  The concessions were acquired directly by staking and have no further obligations other than annual tax assessments which are minimal.

During the current year, management wrote-down the Atocha Property to a value of $25,000.

(c)

Flor de Loto

The Flor de Loto project is located in Lima Department, Peru approximately 150 kilometers northeast of Lima.  The property consists of two concessions totaling 1000 hectares. On December 15, 2003, the Company, through its Peruvian subsidiary, signed an option-to-purchase agreement with the owner. The Company must make the following payments to maintain its option:

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2005 and 2004

5.

Mineral Properties (continued)

(c)

Flor de Loto (continued)

Due Date

Cash Payment

Status

On signing

US$

5,000

paid

December 15, 2004

US$

10,000

paid

December 15, 2005

US$

15,000

paid

December 15, 2006

US$

25,000

December 15, 2007

US$

30,000

December 15, 2008

US$

500,000

US$

585,000

In addition, the property owners will retain a 2.7% NSR. The Company has no annual work or spending commitments and can abandon the property at any time without penalty.

(d)

Estrella

On May 5, 2004 the Company, by way of an option agreement, acquired the Estrella project located in Peru which consisted of 400 hectares.  The Company also acquired, through staking, an additional contiguous 1,200 hectare mineral concession.

During the year ended December 31, 2005, the Company abandoned this property and, as a result, wrote-off costs totaling $31,604.

(e)

San Luis

During the current year, the Company announced the acquisition of the San Luis project via claim-staking. The project is located in the central highlands of Peru. The project was subject to the prospecting agreement described below at (f) with Silver Standard Resources Inc. (“Silver Standard”), a company with a common director.  Silver Standard has informed the Company that, under the terms of the prospecting agreement, it has elected to form a separate 50%-50% joint-venture for the San Luis project.  Under the terms of the agreement, Silver Standard has additionally elected to increase its ownership to 55% by funding the first US$500,000 of exploration expenditures subsequent to the acquisition of the property. It may increase its ownership to 80 percent in phases by funding feasibility and development activities.

As at December 31, 2005, total San Luis property expenditures incurred were $139,219, all of which are recoverable from Silver Standard.

(f)

Silver Standard Exploration Program

The Company entered into a prospecting agreement with Silver Standard to explore for bulk mineable silver deposits in central Peru.

Under the terms of the agreement, Silver Standard will contribute US$300,000 ($130,828 contributed to December 31, 2005) and Esperanza will contribute US$200,000 ($87,219 contributed to December 31, 2005) during the first two years of the program.  These funds will be used for the identification and acquisition of new

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2005 and 2004

5.

Mineral Properties (continued)

(f)

Silver Standard Exploration Program (continued)

prospects and will be managed by Esperanza. Upon acquisition of any prospect, Silver Standard may elect to form a separate 50%-50% joint-venture regarding the property.  Silver Standard will have the right to increase its ownership in any new prospect to 55 percent by spending an additional US$500,000 and will also have the right to finance any new prospect to production, thereby increasing its ownership to 80 percent.

During the current year, Peru exploration program expenditures totaled $219,959, of which $131,975 was recoverable from Silver Standard. ($130,828 received to December 31, 2005).

As at December 31, 2005, the excess of expenditures incurred over cash calls totaled $1,147.  As at December 31, 2005, Silver Standard had contributed $130,828 to Esperanza with respect to the prospecting agreement and Silver Standard’s share of expenditures was $131,975.

The balance of $140,366 due from Silver Standard at December 31, 2005 relates to recoveries of exploration costs in the San Luis joint venture and the Peru exploration program.

6.

Share Capital

(a)

Authorized

Unlimited number of common shares without par value.  During the current year, the Company increased the authorized share capital to an unlimited number of common shares without par value from 100,000,000 common shares without par value.

(b)

Issued and outstanding

Number of shares

Stated Value

Balance, December 31, 2003

21,900,065

$  6,293,432

Shares issued for property option (Note 5(a))

25,000

6,250

Shares issued for exercise of warrants

803,000

321,200

Shares issued on private placement

3,750,000

1,500,000

Shares issued as finders’ fees on private placement

171,450

68,580

Less: share issuance costs

-

(70,502)

Warrants issued as finders’ fees

                      -

      (13,936)

Balance, December 31, 2004

26,649,515

8,105,024

Shares issued for property option (Note 5(a))

40,000

10,000

Shares issued for exercise of warrants

1,057,562

455,809

Shares issued on private placement

5,660,000

3,396,000

Shares issued as finders’ fees on private placement

98,933

-

Less: share issuance costs

-

(149,529)

Warrants issued as finders’ fees on private placement

-

(109,908)

Balance, December 31, 2005

33,506,010

$

11,707,396

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2005 and 2004

6.

Share Capital (continued)

(b)

Issued and outstanding (continued)

On November 2, 2005, the Company closed a private placement of 5,660,000 units at a price of $0.60 each for gross proceeds of $3,396,000.  Each unit consisted of one common share and one half share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $0.85 until November 2, 2007.

On December 1, 2004, the Company closed a private placement of 3,750,000 units at a price of $0.40 each for gross proceeds of $1,500,000.  Each unit consisted of one common share and one half share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $0.55 until December 1, 2006.

(c)

Options

The Company adopted a share option plan (“the Plan”) pursuant to the policies of the TSX Venture Exchange (“the Exchange”).  The maximum aggregate number of shares that may be reserved for issuance under the Plan is limited to 10% of the issued common shares of the Company.

The Plan has been approved by the Exchange and the shareholders of the Company at its annual and extraordinary general meeting of shareholders held on May 14, 2003.

As at December 31, 2005, stock options are outstanding enabling the holders to acquire up to 2,610,000 common shares with a weighted average exercise price of $0.39 per share, as follows:

	Number Outstanding	Exercise price	Number vested	Expiry date

Options granted August 18, 2003	1,000,000	$0.25	1,000,000	08/18/08
Options granted September 1, 2003	150,000	0.75	150,000	09/01/08
Options granted May 6, 2004	80,000	0.58 (i)	40,000	05/06/09
Options granted September 9, 2004	400,000	0.53	400,000	09/09/09
Options granted June 14, 2005	875,000	0.40	875,000	06/14/10
Options granted July 5, 2005	30,000	0.355	30,000	07/05/10
Options granted September 23, 2005	75,000	0.65	75,000	09/23/10
Balance, December 31, 2005	2,610,000		2,570,000

(i)

40,000 options with an exercise price of $0.58 will vest on May 6, 2006.

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2005 and 2004

6.

Share Capital (continued)

(d)

Warrants

As at December 31, 2005, share purchase warrants are outstanding enabling the holders to acquire up to 5,068,496 common shares with a weighted average exercise price of $0.73 per share, as follows:

Number outstanding	Exercise price	Expiry date
$
1,665,938	0.55 (i)	12/01/06
76,225	0.55 (i)	12/01/06
2,830,000	0.85 (ii)	11/02/07
496,333	0.65 (ii) (iii)	5/02/07
5,068,496

(i)

Each warrant entitles the holder to purchase one common share at a price of $0.55 until December 1, 2006, but if the closing price for 20 consecutive trading days after December 1, 2004 exceeds $0.75 per share then the warrant may be exercised by the holder within 21 days of written notice thereof from the Company or they will terminate.

The value of $13,036 represented by the warrants issued as finders’ fees during the year ended December 31, 2004, has been measured on a fair value basis utilizing the Black-Scholes option pricing model, with the following assumptions:

Expected dividend yield	0%
Expected stock price volatility	72%
Risk-free interest rate	3.0%
Expected life of warrants	2 year
Fair value of warrants	$0.16

(ii)

Each warrant entitles the holder to purchase one common share at a price of $0.85 until November 2, 2007 but if the closing price for more than 20 consecutive trading days is greater than $1.15 per share after March 3, 2006, the warrants may be exercised by the holder within 21 days of written notice thereof from the Company or they will terminate.

(iii)

The value of $109,908 represented by the warrants issued as finders’ fees during the year ended December 31, 2005, has been measured on a fair value basis utilizing the Black-Scholes option pricing model, with the following assumptions:

Expected dividend yield	0%
Expected stock price volatility	75%
Risk-free interest rate	3.33%
Expected life of warrants	1/2 year
Fair value of warrants	$0.22

(e)

Stock-based compensation and contributed surplus

During the year ended December 31, 2005, the Company granted 980,000 stock options with a weighted average exercise price of $0.42 per share and expiry dates ranging from June 14 to September 23, 2010.

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2005 and 2004

6.

Share Capital (continued)

(e)

Stock-based compensation and contributed surplus (continued)

The following assumptions were used in the Black-Scholes option pricing model :

Expected dividend yield

0%

Expected stock price volatility

78%

Risk-free interest rate

3.9%

Expected life of options

5 years

Weighted average fair value of options

$

0.42

Based on these inputs, under the fair value based method of accounting for stock-based compensation discussed in note 2(g), the Company recorded stock-based compensation expense of $263,070 in 2005 which has been credited to contributed surplus.

During the year ended December 31, 2004, the Company granted 480,000 stock options with exercise prices of $0.58 and $0.53 per share and expiry dates of May 6, 2009 and September 9, 2009.

The following assumptions were used in the Black-Scholes option pricing model :

Expected dividend yield

0%

Expected stock price volatility

92%

Risk-free interest rate

3.9%

Expected life of options

5 years

Weighted average fair value of options

$

0.32

Based on these inputs, under the fair value based method of accounting for stock-based compensation discussed in note 2(g), the Company recorded stock-based compensation expense of $211,905 in 2004 which has been credited to contributed surplus.

7.

Related party transactions

Pursuant to a services agreement dated March 1, 2000, the Company paid Quest Management Corp.  (“Quest”), a private company related by virtue of a director in common, a fee of $3,500 per month plus expenses for office space, supplies, and accounting services.  During the current year, the Company incurred $Nil (2004 - $10,500) for services provided by Quest.

The Company revised its services agreement with Quest commencing April 1, 2004, whereby Quest will provide office space on a monthly rental basis.  During the year ended December 31, 2005, $12,000 (2004 - $9,000) was charged for rent by Quest and at December 31, 2005, the Company owed Quest $1,070 (2004 - $1,070).

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2005 and 2004

7.

Related party transactions (continued)

The Company has a consulting agreement with its President for US$7,625 per month plus health insurance benefits and office facilities.  During the current year, the Company paid $132,569 (2004 - $144,185) for consulting fees and health insurance benefits and advanced him $10,675 (2004 - $10,675) for travel expenses which is included in prepaid expenses.  At December 31, 2005, the Company owed him $10,473 (2004 - $10,679) for the unpaid portion of these amounts.

These transactions were in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties.

Due to related parties consists of amounts owed to directors and officers.  As these amounts are non-interest bearing and have no specific terms of repayment, their fair value cannot be determined.  All balances due to related parties are included in accounts payable and accrued liabilities.

8.

Income taxes

A reconciliation of income tax recovery at statutory rates compared to reported income tax recovery is as follows:

	2005	2004

Loss for the year	$ (7,630,894)	$ (910,082)

Expected income tax recovery	$ (332,800)	$ (324,000)
Effect of foreign tax rate differences	(1,677,500)	15,200
Non-deductible expenses	1,759,400	75,400
Unrecognized benefit of non-capital losses	250,900	233,400

Total income tax recovery	$ -	$ -

The significant components of the Company's future income tax assets and liabilities at December 31, 2005 are as follows:

Future income tax assets:
Non-capital loss carryforwards	$ 965,300	$ 726,600
Resource expenses	35,300	30,300
Share issuance costs	57,600	67,400
Equipment	300	-

Future income tax assets	1,058,500	824,300
Valuation allowance	(1,058,500)	(824,300)

Net future income tax assets	$ -	$ -

As at December 31, 2005, the Company has available for deduction against future taxable income non-capital losses of approximately $2,711,400.  These losses, if not utilized, will expire through to 2014.  Future tax benefits which may arise as a result of these non-capital losses have not been recognized in these financial statements and have been offset by a valuation allowance.

ESPERANZA SILVER CORPORATION

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2005 and 2004

9.

Segmented information

The Company operates in a single reportable operating segment, being exploration and development of mineral   properties.

Summarized financial information for the geographic segments the Company operates in are as follows:

	Canada	Mexico	Bolivia	Peru	Total
2005
Revenue	$ 22,948	$ -	$ 5,182	$ -	$ 28,130
Loss for the year	(932,000)	(11,950)	(6,616,835)	(70,109)	(7,630,894)
Assets	3,604,081	1,120,948	30,407	170,724	4,926,160
Capital expenditures	(8,220)	(737,930)	(6,545)	(106,495)	(859,190)

2004
Revenue	$ 4,684	$ -	$ 22,875	$ -	$ 27,559
Loss for the year	(757,953)	(32,381)	(50,192)	(69,556)	(910,082)
Assets	1,720,761	243,493	6,478,849	43,412	8,486,515
Capital expenditures	(10,057)	(230,024)	(516,684)	(30,424)	(787,189)

10.

Subsequent events

Subsequent to December 31, 2005, the following events occurred:

(a)

The Company issued 801,566 common shares pursuant to the exercise of share purchase warrants for proceeds totaling $575,504.

(b)

The Company issued 250,000 common shares pursuant to the exercise of stock options for proceeds totaling $111,400.

(c)

On February 21, 2006, the Company closed a private placement of 1,500,000 units at a price of $1.20 each for gross proceeds of $1,800,000.  Each unit consisted of one common share and one half share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $1.50 until August 21, 2007.  Finders’ fees relating to this private placement were comprised of the payment of $78,120, the issuance of 18,300 broker’s units on the same terms as the private placement and the issuance of 83,400 broker’s warrants exercisable at $1.50 per share on or before August 21, 2007.

CORPORATE HEADQUARTERS

9th Floor, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

Tel:   (604) 685-2242

Fax:  (604) 688-1157

DIRECTORS

WILLIAM J. PINCUS

President and Director

BRIAN E. BAYLEY

Director

JOSEPH OVSENEK

Director

STEVEN RISTORCELLI

Director

MICHAEL H. HALVORSON

Director

OFFICERS

WILLIAM J. PINCUS

President & Chief Executive Officer

J. STEVENS ZUKER

Senior Vice-President

WILLIAM BOND

VP Exploration

DAVID L. MILES

Chief Financial Officer

KIM C. CASSWELL

Secretary

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada

510 Burrard Street

Vancouver, British Columbia,  V6C 3B9

AUDITOR

DEVISSER GRAY

CHARTERED ACCOUNTANTS

Suite 401, 905 West Pender Street

Vancouver, British Columbia,  V6C 1L6

SHARE CAPITALIZATION

April 13, 2006:  36,211,776

SHARES LISTED

TSX Venture Exchange

Symbol:  EPZ

Website:  www.esperanzasilver.com